Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, California 94111

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

April 26, 2022

VIA EDGAR correspondence

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Firsthand Technology Value Fund, Inc. File No. 814-00830

Ladies and Gentlemen:

On behalf of the Firsthand Technology Value Fund, Inc. (the “Registrant”), we hereby respond to the oral comments provided on April 8, 2022 by Daniel Greenspan of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s preliminary proxy statement (the “Proxy Statement”) filed on March 29, 2022.

The Registrant acknowledges the Staff’s standard disclaimer that the Registration remains responsible for its disclosure notwithstanding comments from the Staff.

The Registrant’s responses to the comments are provided below. We have restated the substance of those comments to the best of our understanding. We have consulted with the Registrant in preparing and submitting this response letter.

1.       Comment: The preliminary proxy statement does not state whether appraisal rights are applicable.

Response: Comment accepted. The Registrant has added a statement that appraisal rights are not applicable to any proposal in the proxy statement.

2.       Comment: The proxy statement does not disclose why the dissident stockholder’s nomination of himself was defective under the by-laws. In particular, please state the following: (a) the requirement timeline in the by-laws, (b) the applicable requirements in the by-laws and (c) why the nomination by that dissident stockholder was not in compliance.

Response: Comment accepted. The Registrant has added that disclosure.

3.       Comment: In the Q&A section, please explain in plain English the meaning of a plurality of votes where that term is used.

Response: Comment accepted. The Registrant has added the requested disclosure.

4.       Comment: On page 9, please confirm that Mr. Petredis has no other directorships that need to be disclosed—the use of the word “current” in the table is confusing. Please delete it.

Securities and Exchange Commission

April 26, 2022

Response: Comment accepted. The Registrant has corrected that disclosure.

5.       Comment: With respect to proposal number 3, in management’s response, please address the material items from Item 22(c) in Schedule 14A about the advisory agreement.

Response: Comment accepted. The Registrant has added the requested disclosure.

6.       Comment: In the opposing statement, please correct that there is only one advisory agreement in effect to which the proposal applies. Please also moderate the statement that Mr. Chambers is “an opportunistic dissident stockholder seeking quick short-term gains at the expense of long-term shareholders.” Further, please either support or remove the statement that Mr. Chambers seeks to orphan the Company.

Response: Comment accepted. The Registrant has revised and moderated the disclosure in question.

7.       Comment: In the section entitled “Certain Relationships and Related Party Transactions” please provide a statement and a cross-reference that the ownership of the investment adviser is disclosed elsewhere.

Response: Comment accepted. The Registrant has added the requested disclosure.

8.       Comment: Please complete the bracketed dates on pages 26 and 27 about stockholder proposals.

Response: Comment accepted. The Registrant has added the requested disclosure.

* * * * *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Firsthand Capital Management, Inc.